Exhibit 99.1

Inter & Co, Inc.

(the "Company")

Notice of Annual General Meeting of the Company

Notice is hereby given that the 2023 Annual General Meeting of the Company (the "AGM") will be held virtually by accessing the following link https://web.lumiagm.com/234117599 and at the offices of the Company located at Avenida Barbacena nº 1219, in the city of Belo Horizonte, state of Minas Gerais, CEP 30190-131, Brazil, on the 28th day of April, 2023 at 2:00 p.m. (São Paulo time) for the purpose of considering and, if thought fit, passing and approving the following resolution(s):

(a)	"As an ordinary resolution, that the Company's financial statements and the Auditor's report for the fiscal year ended 31 December 2022 be approved, ratified and confirmed in all respects."

(b)	"As an ordinary resolution, that the proposed annual budget of US$ 8,879,063 (eight million, eight hundred and seventy-nine thousand, and sixty-three US dollars) for the aggregate compensation payable by the Company to the directors and officers of the Company be approved, ratified and confirmed in all respects."

(c)	"As an ordinary resolution, that Antonio Kandir be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company."

(d)	"As an ordinary resolution, that Lorival Nogueira Luz Junior be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company."

(e)	"As an ordinary resolution, that Todd Crawford Chapman be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company."

(f)	“As an ordinary resolution, that the authorised share capital of the Company be changed (the "Authorised Share Capital Change"):

(i)	from US$50,000 divided into 20,000,000,000 shares of a nominal or par value of US$0.0000025 each, which comprise (i) 10,000,000,000 Class A Common Shares; (ii) 5,000,000,000 Class B Common Shares (which Class B Common Shares may be converted into Class A Common Shares in the manner contemplated in the Articles of Association of the Company); and (iii) 5,000,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine from time to time in accordance with Article 4 of the Articles of Association of the Company;

(ii)	to US$52,500 divided into 7,000,000,000 shares of nominal or par value of US$0.0000075 each, which comprise (i) 3,500,000,000 Class A Common Shares; (ii) 1,750,000,000 Class B Common Shares (which Class B Common Shares may be converted into Class A Common Shares in the manner contemplated in the Articles of Association of the Company); and (iii) 1,750,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine from time to time in accordance with article 4 of the Articles of Association of the Company;

Classificação da Informação: RESTRITA

(iii)	by:

(A)	consolidating each authorised and unissued, and each authorised and issued, Class A Common Share, Class B Common Share and undesignated share of a par value of US$0.0000025 by a factor of 3; and

(B)	creating 333,333,333.3333333 shares of nominal or par value of US$0.0000075 each, of which shares (I) 166,666,666.666667 shall be designated as Class A Common Shares; (II) 83,333,333.3333333 shall be designated as Class B Common Shares; and (III) 83,333,333.3333333 shall be undesignated shares, with effect from such date as determined by the Board of Directors of the Company to implement the Authorised Share Capital Change (the "Effective Date");”

(g)	"As a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association in the form uploaded to the Company's website (accessible at https://ri.bancointer.com.br/en/documents/governance-documents/) with effect from the Effective Date."

The Board of Directors of the Company (the "Board") has fixed the close of business (Eastern time) on March 28, 2023, as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares in the capital of the Company and the Class B common shares in the capital of the Company as at the close of business (Eastern time) on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Company's financial statements and the Auditor's report for the fiscal year ended 31 December 2022 and the Second Amended and Restated Memorandum and Articles of Association have been uploaded to the Company's website and can be accessed, free of charge, by accessing the following links, respectively, https://ri.bancointer.com.br/en/documents/sec-interco/ and https://ri.bancointer.com.br/en/documents/governance-documents/ or by contacting the Company’s Investor Relations Department by email at ri@bancointer.com.br.

The Board recommends that shareholders of the Company vote “FOR” each of the resolutions at the AGM. Your vote is very important to the Company.

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the proxy card attached to this notice of meeting by no later than 11:59 p.m. (Eastern Time) the day before the AGM.

Classificação da Informação: RESTRITA

By order of the Board

__________________________

Director

Date:

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

Classificação da Informação: RESTRITA